FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:

X

Schedule A

Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER

Derek Oil and Gas Corporation

ISSUER'S ADDRESS

#1201-1111 West Hastings Street

Vancouver, B.C.  V6E 2R3

ISSUER TELEPHONE NUMBER

(604) 331-1757

CONTACT PERSON

Greg Amor

CONTACT'S POSITION

Controller

CONTACT TELEPHONE NUMBER

(604) 331-1757

CONTACT E-MAIL ADDRESS

info@derekresources.com

WEBSITE ADDRESS

www.derekresources.com

FOR QUARTER ENDED

October 31, 2004

DATE OF REPORT

December 17, 2004

CERTIFICATE

THE SCHEDULE (S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE THAT THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

“Barry Ehrl”

Barry C.J. Ehrl

2004/12/17

DIRECTOR'S SIGNATURE

DIRECTOR'S NAME

DATE SIGNED

“Ed Byrd”

Ed Byrd

2004/12/17

DIRECTOR'S SIGNATURE

DIRECTOR'S NAME

DATE SIGNED

DEREK OIL AND GAS CORPORATION

QUARTERLY FINANCIAL STATEMENTS

For the Six Month Period Ended October 31, 2004 and 2003

Unaudited

Prepared by Management

Vancouver, B.C.

December 17, 2004

Unaudited - Prepared by Management

Derek Oil and Gas Corporation

Notice Pursuant to Part 4.3 (3) of the National Instrument 51-102

Continuous Disclosure Obligations

The 2004 Six Month report of Derek Oil and Gas Corporation filed for the three  and six months ended October 31, 2004 has been prepared by management without review by our auditors.  These un-audited financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial information.  Accordingly, they do not include all of the information and notes to the financial statements required by Generally Accepted Accounting Principles for complete financial statements.  In the opinion of management, all adjustments considered necessary for a fair presentation have been included.

Date:  December 17, 2004

“Signed”

Name:  Ed Byrd, C.A.

Chief Financial Officer

Derek Oil and Gas Corporation

DEREK OIL AND GAS CORPORATION

Consolidated Balance Sheets

as at October 31, 2004 and April 30, 2004

ASSETS

	October 31, 2004 $	April 30, 2004 $
Current Assets
Cash and cash equivalents	885,708	632,700
Earn in party trust funds (note 4)	0	146,962
Accounts receivable & prepaid expenses	30,569	24,701
	916,277	804,363

Performance bonds (note 3)	24,414	27,412
Oil and gas properties (note 3)	13,934,340	13,814,938
Other assets, net	24,847	7,721

	14,899,878	14,654,434

LIABILITIES

Current Liabilities
Accounts Payable and accrued liabilities	93,632	216,652
Earn-in party trust funds (note 4)	0	146,962
	93,632	363,614

SHAREHOLDER’S EQUITY

Share Capital (note 7)	28,145,068	27,080,110
Contributed Surplus	939,777	901,206
Retained earnings (deficit)	(14,278,599)	(13,690,496)
	14,806,246	14,290,820
	14,899,878	14,654,434

Approved by the Directors

 “Barry Ehrl”                        , Director

  “Ed Byrd”                          , Director

Unaudited – Prepared by Management

DEREK OIL AND GAS CORPORATION

Consolidated Statement of Operations

For the three and six months ended October 31, 2004 and 2003

	Three Months Ended Oct. 31 2004 $	Three Months Ended Oct. 31 2003 $	Six Months Ended Oct. 31 2004 $	Six Months Ended Oct. 31 2003 $
REVENUE
Oil and gas sales, net of royalties	5,363	0	5,363	0

EXPENSES
Accounting legal and audit fees	8,258	4,924	28,664	13,233
Consulting and management fees	47,492	34,000	93,104	58,228
Foreign exchange loss (gain)	1,716	(57,451)	4,069	(61,498)
Interest expense	893	48,431	1,193	66,786
Office administration and other	173,016	55,775	257,466	89,735
Shareholders’ information & travel	(24,631)	44,263	59,831	47,895
Stock exchange and filing fees	1,573	14,440	3,062	16,440
Transfer fees	1,421	2,148	4,170	3,966
Accretion of notes payable	0	6,522	0	6,522
Lak operating costs	0	25,650	0	49,317
Stock option expense	3,346	0	38,571	0
Royalty expense	107,396	0	107,396	0

Loss before recoveries	(315,117)	(178,702)	(592,163)	(290,624)

Gain on settlement of notes payable (note 6)	0	175,000	0	175,000
Interest and other income	3,600	2,386	4,060	5,172
Loss for the period	(311,517)	(1,136)	(588,103)	(110,452)
DEFICIT – START OF PERIOD	(13,967,082)	(12,229,919)	(13,690,496)	(12,120,603)
DEFICIT – END OF PERIOD	(14,278,599)	(12,231,055)	(14,278,599)	(12,231,055)

Basic and diluted loss per share	(0.01)	(0.00)	(0.016)	(0.005)
Weighted ave. # of shares	31,493,169	22,681,228	31,493,169	22,681,228

Unaudited – Prepared by Management

DEREK OIL AND GAS CORPORATION

Consolidated Statement of Changes in Financial Position

For the three and six months October 31, 2004, 2003

	3 Months Ended Oct. 31, 2004 $	3 Months Ended Oct. 31, 2003 $	6 Months Ended Oct. 31, 2004 $	6 Months Ended Oct.31, 2003 $
Cash flows from (for) operating activities
Loss for the period	(311,517)	(1,136)	(588,103)	(110,452)
Depreciation of Capital Assets		0	0	1,930
Stock option expense	3,346	0	38,571	0
Net change in non-cash working capital items
Accounts receivable and prepaid	(8,512)	(4,265)	(5,868)	(8,102)
Accounts payable and accrued liabilities	(102,049)	(205,158)	(123,020)	(428,174)
Earn In Party Trust Liability	0	(686,097)	(146,962)	(686,097)
Short Term debt	0	(40,107)	0	(23,441)
	(418,732)	(934,139)	(828,727)	(1,250,694)

Cash flows from (for) investing activities
Oil and natural gas interests	(135,148)	(85,866)	(119,402)	(85,866)
Performance Bonds Posted	2,186	2,724	2,998	3,642
Other assets	(1,244)	0	(17,126)	0
	(134,206)	(85,866)	(133,530)	(85,866)

Cash flows from (for) financing activities
Shares issued for cash	955,192	869,995	1,064,958	1,200,570
Equity Portion of Note Payable	0	(175,000)	0	(175,000)
Earn In Party Interest-held cash	0	686,097	146,962	686,097
	955,192	1,381,092	1,211,920	1,711,667

Increase (Decrease) in cash and short term deposits	402,254	361,187	253,008	375,107
Cash and short term deposits – Beginning of Period	483,454	22,777	632,700	8,857
Cash and short term deposits – End of Period	885,708	383,964	885,708	383,964

Unaudited – Prepared by Management

DEREK OIL and GAS CORPORATION

Notes to Consolidated Financial Statements

October 31, 2004 and 2003

1  NATURE OF OPERATIONS AND BASIS OF PRESENTATION

The Company was incorporated under the British Columbia Company Act on April 6, 1981 under the name Cove Energy Corporation.  The Company changed its name to Derek Resources Corporation effective May 5, 1995 and to Derek Oil and Gas Corporation (Derek or the Company) effective March 3, 2003.

The Company is engaged in the acquisition, exploration and development of oil and gas properties.  The Company’s current oil and gas activities are in the pre-production stage and, accordingly, Derek is an exploration stage company.  The Company intends to advance the development of the LAK Ranch Project (which is located in Wyoming, USA) to commercial production through earn-in agreements with third parties. (see note 3)

The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information.  Accordingly, they do not include all of the information and notes to the financial statements required by generally accepted accounting principles for complete financial statements.  In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.  Operating results for the three and six month periods ended October 31, 2004 are not necessarily indicative of the results that may be expected for the year ended April 30, 2005.

The balance sheet at April 30, 2004 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by generally accepted accounting principles for complete financial statements.  Management prepared the interim financial statements in accordance with the accounting policies described in the Company’s annual financial statements for the year ended April 31, 2004.  For further information, refer to the consolidated financial statements and notes thereto included in the Company’s Annual Report to Shareholders for the year ended April 31, 2004.

2  SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Derek Resources (USA), Inc.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and impairment of oil and gas properties.  Actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents include cash on deposit and term deposits with maturities of three months or less at the date of purchase.

Revenue recognition

Revenues associated with the production and sale of crude oil, natural gas and natural gas liquids owned by the Company are recognized when title passes to the Company’s customer.

From time to time, the Company receives royalty payments from projects in which it has an interest which are recorded when received.  Some historic property interests do not have any carrying value attributed to them.  Royalties from these property interests are recorded as other income.

Oil and Gas Interests

The Company follows the full cost method of accounting for oil and gas properties and equipment whereby all costs of acquiring, exploring for and developing oil and gas reserves are capitalized.

Capitalized costs of proven reserves and equipment will be depleted using a unit of production method based upon estimated proven reserves (energy content) net of royalties. Unless a significant amount of reserves is involved, proceeds received from the disposition of oil and gas properties are credited to the capitalized costs. In the event of a significant sale of reserves, a proportionate amount of cost and accumulated depletion, based upon the ratio of reserves sold to total reserves, is removed from the capitalized costs and the resultant profit or loss is taken into income.

The Company regularly reviews the carrying value of its oil and gas properties, which are currently unproven, by reference to the project economics, the timing of exploration work, the work programs and the exploration results achieved on the project.  Where impairment occurs a charge to earnings would be made.

The recoverability of the amounts shown for oil and natural gas properties is dependent upon the existence of economically recoverable oil reserves, maintaining title and beneficial interest in the property, the ability of the Company to obtain necessary financing to bring the reserves into production, and upon future profitable production or proceeds from the disposition of properties.  The amounts shown as oil and natural gas interests represent net costs to date, less amounts depleted or written off, and do not necessarily represent present or future values.

Estimated future removal and site restoration costs, net of salvage values, are provided for using the unit of production method based on remaining proven reserves. Costs are estimated based on current regulations, costs, and technology and industry standards. The annual charge is included in the provision for depletion and amortization. Removal and site restoration expenditures are charged to the accumulated provision for future removal and site restoration costs as incurred.

Substantially all of the Company’s exploration, development and production activities related to oil and gas are conducted jointly with others and, accordingly, the accounts reflect only the Company’s proportionate interest in such activities.

Translation of foreign currencies

Derek Resources (USA) Inc. is considered an integrated foreign subsidiary and is translated using the temporal method.  Under this method of translation, monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date, and non-monetary assets and liabilities are translated at the exchange rate in effect at the date of the transaction.  Revenue and expenses are translated at the average exchange rate for the period with the exception of depletion of oil and gas properties, which is translated at historical exchange rates.  Resulting exchange gains or losses are included in the determination of loss for the period.

Stock Options

The Company has adopted the amended requirements of the Canadian Institute of Chartered Accountants handbook section 3870 “Accounting for Stock-based Compensation and Other Stock-based Payments”.  These amendments require an expense to be recognized in the financial statements for employee stock options.

Compensation expense is recognized when stock options are granted using the Black-Scholes model of estimating the future imputed value of the options granted in the period.  Consideration paid for the shares on exercise of the stock option is credited to capital stock.

Loss Per Share

The loss per share is calculated using the weighted average number of shares outstanding during the reporting period. The resulting dilutive effect of stock options and warrants has not been included in the calculation of loss per share because to do so would be anti-dilutive.

3  Oil and natural gas properties

LAK RANCH PROJECT	October 31, 2004	October 31, 2003
	$	$
Opening balance	(94,045)	36,588
Acquisition costs	-	-
Closing balance	(94,045)	36,588

Exploration and development costs

Opening balance	13,908,983	14,180,428
Surface preparation and construction	16,827	44,323
Field house, water and power	(17,633)	92,920
Professional engineering	1,313	30,192
General repairs and maintenance	-	1,106
Travel and vehicle	-	2,210
Field site insurance	(6,274)	-
Direct administration	-	7,081
Deferred costs	271,180	2,221
Direct wages	953	35,216
Less:
SEC Limited Partnership Costs	(146,962)	(129,441)
Closing balance	14,028,387	14,266,256

Total	13,934,192	14,302,884

In April, 2001 the company was granted a 100% interest to the LAK Ranch Project, located near Newcastle, Wyoming, subject to various minimum and production royalty payments.

During the year ended April 30, 2002, as part of certain financings, the company granted additional royalties of US $0.14 per barrel of oil produced on the LAK Ranch Project.  Additionally, the property carries production royalties of up to 20.95 % to various parties.  The Company has to date repurchased 5.8462 % of these royalties for its own account.

In October, 2003, the Company entered into an agreement with SEC Oil and Gas Partnership (“SEC”), whereby, in consideration of SEC funding $700,000 US of capital and operating expenditures on the LAK Ranch Project, SEC would receive a 49% revenue interest in the initial well, until 1.2 times payback, when the SEC interest in that initial well would revert to a 33% working interest.  On October 30, 2003, the terms of this agreement were amended such that SEC would earn a 5% working interest in the LAK Ranch Project by advancing to the Company the sum of $600,000 US (paid in trust). SEC will under this amended agreement receive a 10% revenue share until 1.2 times payback at which time their revenue interest will revert to 5%.  (See also Note 4 Earn In Party Trust Funds)

In January 2004, the Company concluded an agreement with Ivanhoe Energy, whereby Ivanhoe would earn up to a 60% interest in the LAK Ranch Project by expending $5,000,000 US on capital development of the Project.  The parties to this agreement are responsible for their respective share of the operating costs and receive a revenue share proportional to their interest at the time.  Ivanhoe will have an initial interest of 30% and will earn an additional 6% for each million dollars expended.  Their interest will be adjusted quarterly based on expenditures made.

During the period ended October 31, 2004, the Company capitalized $(nil) in general and administrative costs in the LAK Ranch Project (October 31, 2003 - $nil).  The reduction in the carrying value of the Lak Ranch Project from 2003 to 2004 represents SEC Limited Partnership expenditures on previously incurred costs and Ivanhoe payments received.

As at October 31, 2004, the ownership of the LAK Ranch Project was Ivanhoe Energy 33%, SEC 5%, and the Company 62%.

The company has posted performance bonds of US $20,000 in relation to the LAK property.

4  Earn in party trust funds

During fiscal 2004, SEC Oil and Gas Partnership advanced the Company $600,000 US to earn a 5% working interest in the LAK Ranch Project.  The Company held these funds in trust, to expend on SEC’s behalf, to cover operating expenses.  These funds have been expended in their entirety and SEC Oil and Gas Partnership has earned a 5% working interest to the project.

5  Notes payable

	Oct. 31, 2004	Oct. 31, 2003
	$	$
Notes Payable	Nil	565,460
Accrued Interest	Nil	60,866

Details of the notes payable are as follows:

On June 6, 2001, the Company issued a promissory note in the principal amount of US$100,000, bearing interest at an effective rate of 10% per annum.  On February 5, 2003, the Company settled US$50,000 of the note in exchange for 786,850 common shares (since consolidated to 262,283 shares) of the Company and exchanged the remaining principal amount of US$50,000 for a new promissory note bearing interest at an effective rate of 10% per annum, repayable September 30, 2003.  This note was repaid in October 2003.

On June 15, 2001, the Company issued a promissory note in the principal amount of US$471,183, bearing interest at an effective rate of 10% per annum, in settlement of accounts payable. Effective August 21, 2002 the lender agreed to settle one-half of the total principal and interest outstanding in exchange for 4,471,090 common shares (since consolidated to 1,490,363 shares) of the Company.  The lender also agreed that the remaining amount payable by the Company would be secured by a new note issued by the Company bearing interest at 10% per annum and maturing on September 30, 2003.  In addition the Company granted the lender a lien on LAK Ranch Project.  In October 2003, the lender and the Company renewed the September 30, 2003 note with a new promissory note bearing the same terms and conditions.  This note was repaid in February 2004.

On June 27, 2001, the Company issued a promissory note for a principal amount of US$100,000, bearing interest at a rate of 10% per annum.  On February 5, 2003 the Company settled the accrued interest on this note in the amount of US$12,114 in exchange for 190,640 common shares of the Company.  On November 5, 2003 the Company settled the principal and interest outstanding on this note by issuing to the lender another 495,744 units in the Company.  Each unit consisted of one common share and one common share purchase warrant which is convertible into a further common share of the Company at $0.40 until November 5, 2005.

Certain of these notes payable had a right to convert principal and interest into common equity in the Company, and these notes were split between debt and equity.  Upon repayment without conversion the equity portion of the notes payable has be reclassified to contributed surplus (in the prior year period, this amount was mistaken recorded as gain on settlement of notes payable).

6  Capital Stock

a)

Authorized

100,000,000 common shares of no par value

Issued

    33,456,626 common shares

	Number of Shares	Amount
Balance-April 30, 2002	38,145,022	$22,464,255
Private placements	18,963,035	1,896,304
Share consolidation	(38,072,038)	--
Balance-April 30, 2003	19,036,019	24,360,559
Allotted shares issued	1,100,000	220,000
Private placements	7,062,334	1,728,570
Options exercised	275,000	41,250
Shares for debt	495,774	148,732
Warrants exercised	2,196,668	580,999
Balance-April 30, 2004	30,165,793	27,080,110
Warrants exercised	488,834	109,766
Balance-July 31, 2004	30,654,627	27,189,876
Options exercised	100,000	28,000
Warrants exercised	2,701,999	939,192
Balance-October 31, 2004	33,456,626	28,157,068

b)

Stock Options Outstanding

	Stock Options	Weighted Average
		Exercise Price
Balance as at April 30, 2002	856,000	1.20
Cancellations	(175,667)	1.53
Balance as at April 30, 2003	680,333	1.13
Cancellations	(655,333)	1.13
Exercises	(275,000)	0.15
Grants	3,020,000	0.30
Balance as at April 30, 2004	2,770,000	0.33
Grants	240,000	0.62
Balance as at July 31, 2004	3,010,000	0.35
Cancellations	(260,000)	0.69
Exercises	(100,000)	0.28
Grants	25,000	0.48
Balance as at October 31, 2004	2,675,000	0.31

Summary of options –

Number of Options	Exercise Price	Expiry Date
25,000	1.05	November 5, 2005
1,625,000	0.15	July 3, 2008
250,000	0.28	September 4, 2008
100,000	0.30	September 30, 2008
380,000	0.80	November 30,2008
30,000	0.60	March 25, 2009
150,000	0.65	May 27, 2009
65,000	0.61	June 7, 2009
25,000	0.48	July 25, 2009
25,000	0.48	August 31, 2009

The Company follows the fair value method of accounting for stock options.  During the period ended October 31, 2004, 25,000 options were granted at a fair value of $3,346.  The Black-Scholes method of option valuation was used with the following assumptions:

Dividend yield	Nil
Risk free interest rate	3%
Expected life	5 years
Expected volatility	75-96%

c.)  Share Purchase Warrants Outstanding

Each of the company’s common share purchase warrants is convertible into one common share, upon payment of the exercise price.

	Share purchase warrants	Weighted Average Price
Balance as at April 30, 2002	8,924,547	$1.50
Expired	(6,735,413)	$1.59
Granted	1,405,833	$0.45
Balance as at April 30, 2003	3,594,967	$1.21
Expired	2,135,770	$1.25
Exercised	(2,196,668)	$0.26
Granted	5,960,244	$0.32
Balance as at April 30, 2004	5,222,775	$0.37
Exercised	(488,834)	$0.22
Balance as at July 31, 2004	4,733,941	$0.39
Exercised	(2,701,999)	$0.39
Expired	(866,668)	$0.45
Balance as at October 31, 2004	1,165,274	$0.57

Summary of the warrants outstanding:

Number of Warrants	Exercise Price	Expiry Date
220,774	0.40	November 5, 2004
450,000	0.40	November 7, 2004
100,000	0.45	December 13, 2004
364,500	0.90	January 31, 2005

7  Related party transactions

The Company has a management contact that provides the president with a fee for services rendered of $10,000 per month plus out of pocket expenses. Charges under this agreement of $60,000 for the period ended October 31, 2004 (2003-$30,000) have been included in consulting and management fee expense.

During the period ended October 31, 2004, consulting fees of $21,000 (2003-$18,000) were paid or payable to officers and included in consulting and management fee expenses.

At October 31, 2004 accounts payable included $nil payable to officers and directors (2003-$24,228).

8  Income Taxes

The Company has approximately $1.6 million of accumulated exploration and development costs and capital costs available for deduction against income for tax purposes in future years, which may be carried forward indefinitely.  The Company also has non-capital losses of $4.6 million that may be carried forward to 2011, before expiring.  No benefit has been recognized in respect of these amounts.

9  Segmented Information

The Company currently operates in one reportable segment.  Segmented information has been shown in note 3 for oil and natural gas properties.  Substantially all the Company’s remaining assets and liabilities are in Canada.

10  Contingencies and commitments

The Company leased new premises from May 1, 2004.  The lease has a term of 36 months and commits the Company to monthly rent charges of approximately $4,530.00 per month.

11  Subsequent events

Subsequent to the end of the period, 30,000 share purchase warrants were exercised for proceeds to the Company of $13,500.  670,774 share purchase warrants exercisable at $0.45 per share expired unexercised.